UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: February, 2014

Commission File Number: 000-55134

CBD Energy Limited

(Exact name of registrant as specified in its charter)

Suite 2-Level 2 53 Cross Street Double Bay, Sydney, NSW 2028 AUSTRALIA

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of From 20-F or 40-F. Form 20-F x Form 40-F

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

CBD Energy Limited (“CBD” or the “Company”) is filing this report on Form 6-K to update investors with respect to the following items discussed in its registration statement on Form 20-F (the “Form 20-F”).

Appointment of Director

Effective February 20, 2014, by unanimous resolution of the Company’s Board of Directors in accordance with its Constitution, Mr. William C. Morro was appointed as a non-executive director to fill a vacant position on the Company’s Board. Mr. Morro, age 60, is a Managing Member of InterAmerican Advisors, LLC and InterAmerican Capital Partners II, LLC, which together operate as the InterAmerican Group, making investments and providing advisory services focused on middle-market cross-border businesses with operations in Latin America and other emerging markets. Mr. Morro currently also serves as Chairman and CEO of CNC Development Ltd., which has interests in the infrastructure sector in China; Mr. Morro has held this position since 2009.

From November, 2009 through March 2013, Mr. Morro was also employed as a Managing Director of Chardan Capital Markets, LLC, a New York based investment bank.  In1996, Mr. Morro founded the U.S. Merchant Bank for the Bank of Montreal Group of Companies – BMO Nesbitt Burns Equity Group (US), Inc. and was its president until he joined the InterAmerican Group in 2001. From 1991 to 1996, Mr. Morro was employed by Heller Financial, Inc., and from June 1994 to October 1996 served as president of its SBIC, Heller Investments, Inc. (“HII”). Prior to joining HII, Mr. Morro was a principal and shareholder of the general management consulting firm, Cresap, McCormick and Paget (now owned by Towers, Perrin).  Mr. Morro holds a Bachelor’s degree from Dartmouth College and a Masters degree from the Kellogg Graduate School of Management at Northwestern University.

The Company issued a press release announcing the appointment of Mr. Morro, to the Company’s Board of Directors, a copy of which is attached hereto as Exhibit 99.1.

Director Independence

Mr. Morro is deemed to be independent.

Audit Committee

Following his appointment as a non-executive Director, Mr. Morro was appointed to the Audit Committee of the Company’s Board of Directors and designated as Audit Committee Chairman. Mr. Todd Barlow and Mr. Carlo Botto continue as members of the Company’s Audit Committee.

Compensation Committee

Following his appointment as a non-executive Director, Mr. Morro was appointed to the Compensation Committee of the Company’s Board of Directors. Mr. Carlo Botto resigned from the Compensation Committee in recognition of the potential for conflicts of interest arising from his executive position with the Company. Mr. Barlow continues as Chairman of the Compensation Committee and its sole other member.

Exhibits

Exhibit Number	Exhibit Table

99.1	Press Release dated February 24, 2014 announcing the Appointment of William C. Morro to the Board of Directors of CBD Energy Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBD Energy Limited

February 24, 2014	By:	/s/ Gerard McGowan
Gerard McGowan Chairman & Managing Director